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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 26)*


                               SALEM CORPORATION
                   ----------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.50 PER SHARE
                   ----------------------------------------
                        (Title of Class of Securities)


                                  794099 10 1
                   ----------------------------------------
                                (CUSIP Number)

                                 Glen E. Hess
                               Kirkland & Ellis
                                Citicorp Center
                             153 East 53rd Street
                            New York, NY 10022-4675
                                (212) 446-4800
- -------------------------------------------------------------------------------
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 5,1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  794099 10 1            13D                    Page __ of __ Pages
- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Victor Posner - ###-##-####
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*


   PF, 00
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or (e)                              [_]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
- --------------------------------------------------------------------------------
                       7  SOLE VOTING POWER

                              -0-
 NUMBER OF           -----------------------------------------------------------
  SHARES               8  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                     -0-
   EACH              -----------------------------------------------------------
 REPORTING             9  SOLE DISPOSITIVE POWER
PERSON WITH
                              917,633 Common Shares
                     -----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                              -0-
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    917,633 Common Shares
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]


- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   49.2%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   IN
- --------------------------------------------------------------------------------

      ITEM 1.  SECURITY AND ISSUER
      ----------------------------

           This Amendment No. 26 dated June 6, 1996 to Schedule 13D is filed by Victor Posner, an individual, to restate to current information and reflects information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the shares of common stock, par value $.50 per share (the "Salem Common Shares"), of Salem Corporation, a Pennsylvania corporation (the "Issuer" or "Salem"). This Amendment amends
      Item 4 of Schedule 13D. Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.

      ITEM 4.  PURPOSE OF TRANSACTION
      -------------------------------

           Victor Posner informed the Board of Directors of Salem (the "Board") that he will not consider submitting a renewed proposal to become the sole equity owner of Salem until such time as the Board (i) adopts a resolution requesting Mr. Posner to resubmit his fully financed, unconditional proposal, (ii) is prepared to treat such proposal (if one is submitted) fairly and seriously and (iii) is prepared to respond to such proposal (if one is submitted) within five days following Mr. Posner's submission thereof.

           Mr. Posner had previously proposed a merger between Salem and a corporation to be formed by Mr. Posner, as described in certain letters that were set forth as Exhibit 1 to Amendment No. 24 and Exhibit 3 to Amendment No. 23 to Schedule 13D, pursuant to which each holder of Salem Common Shares other than Mr. Posner would receive $22.00 per share in cash. Mr. Posner withdrew his proposal in a letter dated May 23, 1996 to Marco B. Loffredo, Jr., Chairman of the Board of Salem, which is set forth as Exhibit 1 to Amendment No. 25 to Schedule 13D.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
      -----------------------------------------

           1. Letter dated June 5, 1996 from Victor Posner to Marco B. Loffredo, Jr., Chairman of the Board of Salem Corporation.

                                   SIGNATURE
                                   ---------

           After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Victor Posner
                                          -----------------------------------
                                          VICTOR POSNER

      Dated: June 6, 1996